[redacted]

SECUR 14041797 IMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC File Number
8-67367

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

Report for the period beginning 10/01/13 and ending 9/30/14

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bigelow Capital Securities, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
One Harbour Place, Suite 215
(No. and Street)

| Portsmouth | NH | 03801 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Denise Burke (603) 433-6000
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

| Oak Brook | Illinois | 60523 |
|---|---|---|
| (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, **Denise Burke**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Bigelow Capital Securities LLC as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Denise Burke
Signature

CFO, FINOP
Title

Rena L. Janus
Notary Public
RENA L. JANUS, Notary Public
My Commission Expires June 19, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) Exemption Report

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIGELOW CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2014

# BIGELOW CAPITAL SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION
## AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2014

DeMarco
Sciaccotta
Wilkens &
Dunleavy

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of

Bigelow Capital Securities LLC

We have audited the accompanying statement of financial condition of Bigelow Capital Securities, LLC (a New Hampshire Limited Liability Company)(the Company) as of September 30, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. Bigelow Capital Securities LLC management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Bigelow Capital Securities LLC as of September 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Chicago, Illinois
October 27, 2014

Phone: 708.489.1680 Fax: 847.750.0490 | dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
6601 N. Avondale Avenue, Suite 200 | Chicago, IL 60631

# BIGELOW CAPITAL SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
## SEPTEMBER 30, 2014

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 38,153 |
| Prepaid expenses | | 4,635 |
| **TOTAL ASSETS** | $ | 42,788 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accrued expenses | $ | 18,558 |
| **TOTAL LIABILITIES** | | 18,558 |
| **MEMBERS' EQUITY** | | 24,230 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 42,788 |

See Notes to Financial Statements.

## BIGELOW CAPITAL SECURITIES LLC

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED SEPTEMBER 30, 2014

**Note 1 – Organization and Summary of Significant Accounting Policies**

**Nature of Operations** - The Company was organized in the state of New Hampshire on May 9, 2006 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition, restructuring, valuation and other advisory services for clients.

**Estimates** - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

**Revenue Recognition** - The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the transaction is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned with separate revenue recognition once each transaction is finalized.

**Income Taxes** - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual income taxes on the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of September 30, 2014, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.

**Subsequent Events** - The date to which events occurring after September 30, 2014 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Report of Independent Registered Public Accounting Firm which is the date the financial statements were available to be issued.

**Note 2 - Net Capital Requirement**

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At September 30, 2014, the Company had net capital of $19,595, which was in excess of its requirement of $5,000 by $14,595.

## BIGELOW CAPITAL SECURITIES LLC

## NOTES TO FINANCIAL STATEMENTS

## YEAR ENDED SEPTEMBER 30, 2014

**Note 3 - Related Party Transactions**

The Company utilizes office space, shares telephone service, and receives administrative and other services by virtue of an expense sharing agreement from a related company, Bigelow LLC. The related party charged $1,080 for occupancy and $7,350,096 for these other services for the fiscal year ended September 30, 2014. The amounts charged for other services are included in other expenses in the Statement of Operations. At September 30, 2014, the Company did not have outstanding accounts payable to the related company. Since the Company and the related company are owned by the same members, operating results could vary significantly from those that would be obtained if the entities were autonomous.

**Note 4 - Major Customers**

For the year ending September 30, 2014, fee income from five customers amounted to $7,383,238.